July 2, 2007

VIA EDGAR AND ELECTRONIC DELIVERY

Christian T. Sandoe, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Capital Corporation
Registration Statement on Form N-2
Filed May 16, 2007
Registration No. 333-143027

Dear Mr. Sandoe:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement to be declared effective on July 5, 2007 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as practicable.

Very truly yours,

GLADSTONE CAPITAL CORPORATION

By:	/s/ Harry Brill
Harry Brill
Chief Financial Officer

cc:	Thomas R. Salley, Esq.